Arrival

60A, rue 60A, rue des Bruyères

L-1274 Howald

Grand Duchy of Luxembourg

March 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sarah Sidwell

Re:	Arrival

Registration Statement on Form F-3

File No. 333-270019

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arrival (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 6, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Linklaters LLP, request by telephone that such Registration Statement be declared effective.

Please contact Jeffrey Cohen of Linklaters LLP, special counsel to the Company, at (212) 903-9014, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ John Wozniak

John Wozniak

Chief Executive Officer